SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                CME REALTY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    12574F107
                                 (CUSIP Number)

                            c/o DALE S. BERGMAN, ESQ.
                       GUTIERREZ BERGMAN BOULRIS, P.L.L.C.
                          100 ALMERIA AVENUE, SUITE 340
                             CORAL GABLES, FL 33134
                                 (305) 358-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 13, 2015
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth McLeod
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    71.43% *
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
* Based on 14,000,000 shares outstanding on February 13, 2015, computed from the Issuer's recent Securities Exchange Act of 1934 filings.

ITEM 1.  SECURITY AND ISSUER.

This Statement of Beneficial Ownership on Schedule13D (the "SCHEDULE") relates to shares of common stock, $0.001 par value (the "COMMON STOCK"), of CME Realty, Inc., a Nevada corporation (the "ISSUER"), whose principal executive offices are located at 2690 Weston Road, Suite 200, Weston, FL 33331. At present, there are 14,000,000 issued and outstanding shares of the Issuer's Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

     a. The name of the Reporting Person is Kenneth McLeod.

     b. The principal business address of Mr. McLeod is 2690 Weston Road, Suite 200, Weston, FL 33331.

     c. Mr. McLeod is Marketing Manager of Media 7 Investment, a Florida based financial marketing concern, whose principal address is 2690 Weston Road, Suite 200, Weston, FL 33331.

     d. During the past five years, Mr. McLeod has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the past five years, Mr. McLeod has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f. Mr. McCleod is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of the Issuer's Common Stock were acquired by Mr. McLeod (the "ACQUISITION") for $252,000, pursuant to a Stock Purchase Agreement between Mr. McLeod and Carlos Espinosa, the principal shareholder of the Issuer. The source of funds was Mr. McLeod's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Acquisition was to acquire voting control of the Issuer and change the board of directors. Mr. McLeod intends to recommend that the Issuer reorganize, change its corporate name, change the board of directors and seek additional business opportunities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the Schedule, the Issuer has issued and outstanding 14,000,000 shares of Common Stock, of which Mr. McLeod is presently the record owner of 10,000,000 shares. Mr. McLeod is not part of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

     (b) The following table indicates, as of the date of the Schedule, the number of shares of the Common Stock as to which Mr. McLeod has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person                     Number of Shares          Percent Outstanding
--------------                     ----------------          -------------------

Kenneth McLeod                        10,000,000                  71.43%

Shared Voting Power

Name of Person                     Number of Shares          Percent Outstanding
--------------                     ----------------          -------------------

                                             -0-                     -0-
Sole Dispositive Power

Name of Person                     Number of Shares          Percent Outstanding
--------------                     ----------------          -------------------

Kenneth McLeod                        10,000,000                  71.43%

Shared Dispositive Power

Name of Person                     Number of Shares          Percent Outstanding
--------------                     ----------------          -------------------

                                             -0-                     -0-

     (c) None, other than the Acquisition.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number                      Description of Exhibit
--------------                      ----------------------

    10.1 Stock Purchase Agreement by and among, Carlos Espinosa, CME Realty, Inc. and Kenneth McLeod

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2015                  /s/ Kenneth McLeod
                                          --------------------------------------
                                          Kenneth McLeod